Exhibit 99.1

Vermilion Energy Inc. Announces Closing of the Corrib Acquisition

CALGARY, AB, April 3, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce the closing of the acquisition of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA on March 31, 2023.

The acquisition of EEIL adds an incremental 36.5% interest in the Corrib Natural Gas Project ("Corrib"), increasing Vermilion's operated interest to 56.5%. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland. We entered into an agreement with Equinor ASA in November 2021 to acquire EEIL with an effective date of January 1, 2022 for total consideration of US$434 million ($556 million), before closing adjustments and contingent payments. The net purchase price after adjusting for the interim free cash flow between the effective date and closing date inclusive of Vermilion's estimates of European windfall taxes based on information released to-date on how it will be implemented in Ireland, the contingent payment and other closing adjustments is approximately $200 million.

The acquisition of EEIL adds approximately 7,000 boe/d of premium-priced, high netback, low emission European natural gas production, further strengthening Vermilion's international portfolio. Vermilion has been operating internationally for over 26 years, which has served as a key differentiating advantage as our diversified asset base provides exposure to global commodities, which reduces volatility and drives industry leading netbacks. Our international assets target conventional reservoirs, which typically have lower decline rates and better capital efficiencies compared to many North American basins. The combination of high netbacks, low decline rates and strong capital efficiencies drive outsized free cash flow, which supports our capital markets model of increasing the return of capital to shareholders as debt levels decrease. The March 31, 2023 closing of the Corrib acquisition is already incorporated in our 2023 guidance provided on March 8, 2023.

Corrib is a world class, low emission, natural gas facility comprised of a conventional gas field located 83 kilometers off the northwest coast of Ireland and a state of the art gas processing plant onshore Ireland. The facility has a gross plant capacity of approximately 350 million cubic feet of natural gas per day and is currently producing 115 million cubic feet of natural gas per day, representing approximately 20% of Ireland's natural gas consumption and 100% of Ireland's domestic gas production. Since taking over operatorship in 2018, Vermilion has reduced costs and increased uptime, while maintaining world class safety and environmental performance.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/03/c6484.html

%CIK: 0001293135

For further information: Please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 03-APR-23